AngloGoldAshanti

NYSE | JSE | GSE

Q3 2026
EARNINGS RESULTS

NOVEMBER 2026

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES



Cuiabá - Brazil

www.anglogoldashanti.com

INVESTOR NOTE | DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration, development and production projects as well as growth projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "average gold price received per ounce", "total cash cost margin", "sustaining capital expenditure", "non-sustaining capital expenditure", "EBITDA", "Net debt (cash)" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for Q3 2026, which is available on its website.

REINFORCING SAFETY PROTOCOLS IN OUR PURSUIT OF ZERO HARM


We continuously strive to remove harm and injury from our operations.
Cuiabá - Brazil

Total Recordable Injury Frequency Rate*
Injuries per million hours worked


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-80%
ICMM 2025 member companies avg. 2.10
0.91
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Sep YTD 2026
TRIFR

*TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*

YTD 2026 | SUSTAINED EARNINGS & CASH FLOW MOMENTUM

STRONG YTD FINANCIAL PERFORMANCE DRVING SECTOR-LEADING SHAREHOLDER RETURNS



Production - Group
2,164koz
-4% y-o-y
(excluding Serra Grande)

Total Cash Costs* - Group
$1,467/oz**
+20% y-o-y
(c.16% - royalties, fuel, inflation, FX; controllable costs c.4%)

Capital Expenditure - Group
$1,579m
+43% y-o-y
(Advancing Nevada district, brownfield reinvestment)

EBITDA*
$5.8bn
+56% y-o-y

Headline Earnings***
$3.1bn
+75% y-o-y

Net Cash Flow from Operating Activities
$4.5bn
+43% y-o-y

Free Cash Flow*
$2.6bn
+41% y-o-y

Dividends Declared
$1,310m
+41% y-o-y

Cerro Vanguardia - Argentina

Serra Grande gold production in YTD Sep 2025 accounted for 42,000oz.
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*
***Total cash costs* $1,597/oz for managed operations and $1,117/oz for non-managed joint ventures in Q3 2026; $1,244/oz for managed operations and $1,068/oz for non-managed joint ventures in Q3 2025.*
****The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

Q3 2026 | ROBUST UNDERLYING CASH GENERATION CAPACITY

DELIVERING ROBUST FREE CASH FLOW* DESPITE TEMPORARY OPERATIONAL CHALLENGES

Production - Group	Total Cash Costs*- Group	AISC* - Group	Capex - Group	Free Cash Flow*
696koz	$1,534/oz**	$2,170/oz**	$563m	$722m



Geita - Tanzania

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.
**Total cash costs* $1,597/oz for managed operations and $1,117/oz for non-managed joint ventures in Q3 2026. All-in sustaining costs* $2,273/oz for managed operations and $1,497/oz for joint ventures in Q3 2026.

COST LEADERSHIP | PROVEN TRACK RECORD OF MITIGATION

ACTIVELY MITIGATING MACRO HEADWINDS THROUGH RIGOROUS OPERATIONAL DISCIPLINE

Controllable costs trend
($/oz)



1,199
1,163
1,238
1,224
1,425
1,467
Market driven factors, mainly royalties and fuel, added $75/oz to TCC
Market driven factors, mainly royalties and fuel, added $201/oz to TCC
YTD 2024
YTD 2025
YTD 2026
Normalised costs**
Reported Total Cash Costs*
Market driven factors

Efficiencies and rigorous discipline mostly offset market driven factors for YTD 2026

*Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.
**Normalised costs are the total cash costs* in the equivalent prior year period normalised for market-driven factors (inflation, royalties, fuel price and exchange rate), and one-off events.

GLOBAL PORTFOLIO | TIER 1 ASSETS DRIVING GROUP PERFORMANCE

LOW-COST, HIGH-MARGIN TIER ONE ASSETS ANCHORING THE PORTFOLIO


United States of America
Arthur Gold Project[(a)]
North Bullfrog Project
Nevada Regional Deposits[(b)]
Colombia
Quebradona
Guinea
Siguiri (85%)
Ghana
Obuasi
Iduapriem
DRC
Kibali (45%) (c)
Egypt
Sukari (50%)
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Argentina
Cerro Vanguardia (92.5%)
Australia
Tropicana (70%)
Sunrise Dam
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Includes deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy) and the Sterling mine
(c) Operated by Barrick Mining Corporation (Barrick)

TIER 1

Lower cost | Scale | Growth potential

Assets: Geita, Obuasi, Kibali, Sukari, Cuiabá, Tropicana

Projects: Nevada, Quebradona

Q3 2026

Gold Production	TCC*	TCC Margin*	AISC*
505koz	$1,354/oz	68%	$1,899/oz

TIER 2

Reliable cash generators | FP focus | Opportunities to improve cost competitiveness

Assets: Sunrise Dam, Siguiri, Iduapriem, Cerro Vanguardia

Q3 2026

Gold Production	TCC*	TCC Margin*	AISC*
191koz	$1,965/oz	54%	$2,574/oz

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*

CAPITAL ALLOCATION | ENHANCING FUTURE RETURNS

A SECTOR-LEADING FRAMEWORK DELIVERING ONE OF THE MOST BALANCED AND GENEROUS YIELDS IN THE INDUSTRY



Cash flow from operations
Operational Excellence

↓

Sustaining capital expenditure*
Safe, stable operations

↓

Robust Balance Sheet
< 1.0 x Net Debt / EBITDA**

↓

50% of Free Cash Flow*

Base dividend
(Minimum payout $0.125 per quarter)

↓

Growth capital expenditure*
(Investing in future low cost growth)

↓

Top up dividend
(payout to achieve 50% FCF target)*

Excess cash optionality

Additional Dividends
Additional returns to shareholders

Long-term Debt Reduction

Potential Share Buybacks
Under supportive market conditions

2025: Enhancing Shareholder Yield

- Established an industry-leading dividend payout framework
- Declared **>$3.5bn**** in dividends since 2024
- Successfully distributed >**50%** of our $2.9bn FCF* in 2025

2026: Optimizing the Balance Sheet

- Executed proactive liability management program
- Successfully retired $666m of our long-dated bonds in April 2026
- Stronger balance sheet to support long-term operational flexibility
- Target: net cash* balance of c.$1bn at the end of 2026

2026: Strategic Share Repurchase

- $2bn proposed share repurchase program approved by shareholders
- SARB approval received at end of Q3 2026
- Disciplined capital returns, in line with North American peers
- Supplements div. policy, which remains main form of capital return

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*
*** Total dividends declared for FY2024 was c.$439m, FY2025 was c.$1.8bn; includes $1.3bn paid in dividends YTD 2026.*

DIVIDENDS | CONVERTING THE GOLD PRICE TO SHAREHOLDER RETURNS

STRONG CASH GENERATION DROVE A YEAR-ON-YEAR INCREASE IN YTD 2026 DIVIDENDS

Dividend declared**
($m)



653
92
1,858
929
2,617
1,310
YTD 2024
YTD 2025
YTD 2026
Free cash flow*
Dividend Declared**

Translating robust free cash flow* into >$3.5bn of dividends declared since 2024

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*
***Dividend data is based on dividends declared during the relevant period; dividend formula for YTD 2024 is based on 20% of the free cash flow, before growth capital expenditure; dividend formula for YTD 2025 and YTD 2026 pays a base dividend of $0.50 per share annually, plus a variable dividend to achieve a 50% payout of free cash flow. Total dividends declared for FY2024 was c.$439m and for FY2025 was c.$1.8bn.*

FINANCIAL REVIEW



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

Delivered $722m in Q3 2026 Free Cash Flow*, bringing YTD 2026 total to $2.6bn

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*

Sunrise Dam - Australia

MACROECONOMIC FACTORS | INDUSTRY CONTEXT

OIL PRICE GAINS OUTPACE RISE IN GOLD PRICES, LEADS TO ACCELERATION IN INFLATIONARY PRESSURES

Pricing | Group Average Gold Price Received*
($/oz)



Q3 2025
3,490
Q3 2026
4,239

Pricing | Average Oil Price
($/bbl)



Q3 2025
68
65
c.+34%
Q3 2026
91
86
Brent Crude $bbl
Oil Price WTI

Inflation and Exchange Rates	September 2026 Local CPI[1]	September 2026 Local FX: US$[2]	September 2025 Local CPI[1]	September 2025 Local FX: US$[2]
USA	▲ 3.7%		3.0%	
Ghana	▼ 5.2%	▲ 17.7%	9.4%	(0.5%)
Argentina	▲ 33.4%	▲ (26.9%)	31.8%	(46.1%)
Australia	▲ 4.3%	▲ 6.9%	3.6%	(2.5%)
Tanzania	▲ 4.3%	▲ 1.3%	3.4%	0.1%
Guinea	▲ 5.4%	▼ (1.4%)	3.3%	(1.0%)
Egypt	▲ 13.9%	▲ (0.0%)	11.7%	(22.3%)
Brazil	▼ 4.6%	▲ 8.6%	5.2%	(10.3%)
Colombia	▲ 6.3%	▲ 14.4%	5.2%	(4.6%)
Average Inflation	▲ **6.4%**		**4.7%**	

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.

Information sourced from Bloomberg and not always up to current reporting date.
[1] Percentage change in respective index (CPI – Consumer Price Index).
[2] Percentage variance of annual average FX rate (FX – Foreign Exchange).

GROUP FINANCIAL RESULTS | Q3 2026

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Average Gold Price Received*
$4,239/oz
2025 Q3: ▲ $3,490/oz

EBITDA*
$1,568m
2025 Q3: ▲ $1,400m

Basic Earnings
$787m
2025 Q3: ▲ $669m

Headline Earnings**
$790m
2025 Q3: ▲ $672m

Capital Expenditure - Group
$563m
2025 Q3: ▲ $388m

Net Cash Flow from Operating Activities
$1,380m
2025 Q3: ▼ $1,419m

Free Cash Flow*
$722m
2025 Q3: ▼ $920m

Net Cash*
$1,256m
2025 Q3: ▲ $231m

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

COST PERFORMANCE | MARKET-DRIVEN INCREASES TO THE COST BASE

COST INCREASES DRIVEN BY MACRO-ECONOMIC INFLUENCES AND TEMPORARY OPERATIONAL HEADWINDS

Total Cash Costs* - YTD Sep 2026 vs YTD Sep 2025
($/oz)



Market-Driven
Controllable
+16%
+3%
1,224
54
81
33
33
1,425
3
39
1,467
YTD Sep 2025
Inflation
Royalty
Fuel Price
Exchange
Flex Cost
Non-Managed
Managed
YTD Sep 2026

Total cash costs $1,483/oz for managed operations and $1,334/oz for non-managed joint ventures in YTD Sep 2026; $1,233/oz for managed operations and $1,145/oz for non-managed joint ventures in YTD Sep 2025*
**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*

FREE CASH FLOW* | STRONG CASH GENERATION

GOLD PRICE LEVERAGE OUTPACES PEAK SEASONAL TAX OUTFLOWS AND ELEVATED REINVESTMENT

Free Cash Flow* – YTD Sep 2026 vs YTD Sep 2025
($m)



1 858
2 340
-444
-199
-418
85
-619
186
-172
2 617
YTD Sep 2025
Price (1)
Sales Volume (1)
Ops Cost
Capital
Working Capital
Taxes
Cash Receipts from Kibali (2)
Distrib. to non-controlling interests
YTD Sep 2026

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*
(1) Net of royalty costs.
(2) Includes dividends received and loan repayments.

OUTLOOK | 2026 GUIDANCE REAFFIRMED

GROWING MARGINS AND SHAREHOLDER RETURNS

		2026 Guidance
Gold Production (Koz)	**Group**	**2,800 – 3,170**
	Managed Operations	2,530 – 2,860
	Non-Managed Operations	270 – 310
	Africa	1,890 – 2,150
	Australia	495 – 555
	Americas	415 – 465
Costs (1) ($/Oz)	**Group All-in Sustaining Costs**	**1,780 – 1,990**
	Managed Operations	1,825 – 2,050
	Non-Managed Operations	1,355 – 1,460
	Africa	1,780
	Australia	2,100
	Americas	1,725
	Group Total Cash Costs	**1,315 – 1,430**
	Managed Operations	1,335 – 1,455
	Non-Managed Operations	1,135 – 1,225
	Africa	1,300
	Australia	1,815
	Americas	1,190
Capital Expenditure (1) ($M)	**Group Total Capital Expenditure**	**1,825 – 1,975**
	Managed Operations	1,640 – 1,770
	Non-Managed Operations	185 – 205
	Group Sustaining Capital Expenditure	**1,040 – 1,140**
	Managed Operations	985 – 1,075
	Non-Managed Operations	55 – 65
	Group Non-sustaining Capital Expenditure	**785 – 835**
	Managed Operations	655 – 695
	Non-Managed Operations	130 – 140

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price of approximately $4,250/oz.

Cost and capital forecast ranges for 2026 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2027 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance, and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC.

LOOKING AHEAD

DISCIPLINED IN DELIVERY, DISTINCT IN STRATEGY AND AN ATTRACTIVE ENTRY POINT.


Nevada - USA

ORGANIC GROWTH | TARGETING LOW RISK, HIGH RETURN PROJECTS

PROGRESSING LOW-RISK PRODUCTION GROWTH WITHIN THE LOWEST QUARTILE OF CAPITAL INTENSITY



Nevada
Arthur Gold Project
North Bullfrog
+80 Koz pa
Colombia
Quebradona
Guinea
Siguiri
+100 Koz pa
+130 Koz pa
Ghana
Obuasi
+100 Koz pa
Tanzania
Geita
+75 Koz pa
Brazil
AGA Mineração
(Cuiabá & Córrego do Sitio)
Targeted:
Brownfields Growth
Greenfields Growth

Projected Capex Intensity
($/oz)



10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Project 1
Project 2
Project 3
AGA Brownfields
Project 5
Project 6
Project 7
Project 8
Project 9
Project 10
Project 11
Project 12
Project 13
Project 14
Project 15
Project 16
Project 17
Project 18
Project 19
Project 20
Project 21
Project 22
Project 23
Project 24
Project 25
Project 26
Project 27
Project 28
Project 29
Project 30

Source: Public company reports available at the time of this presentation, projects include: Ahafo North, Assafou / Tanda-Igbelé, Bald Mountain Redbird 2, Cadia, Camino Rojo, Castle Mountain Phase 2, Cerro Negro, Detour Lake Underground, Eva Copper, Fourmile, Goldrush, Great Bear, Greenstone, Hemi, Hope Bay, KCGM, Kettle River-Curlew, Lafigue, Lihir, Lumwana, Mponeng, Odyssey / Malartic, Pueblo Viejo, Red Chris, Reko Diq, Rochester Expansion, Round Mountain Phase X, Salares Norte, South Carlin/Railroad, Tanami, Upper Beaver, Valentine Phase 2, Wafi-Golpu, and Windfall.
AGA Brownfields includes: Geita, Siguiri and AGA Mineração and Obuasi ramp up

Extending LOM and sustaining long-term production to guarantee stable free cash flow* and shareholder returns

**Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.*

CUIABA | INCREASING BASELINE PRODUCTION

UNLOCKING QUEIROZ PLANT SPARE CAPACITY VIA LOW-CAPEX SATELLITE ORE SOURCE

Target production growth: c.75 koz per annum
[2025 production: 273koz]

Estimated Capex: $200m - $250m

Key Growth Projects:

CDS satellite opportunity *(Implementation / Target startup Q1 2027)*
Scope: Safe restart of CdS as satellite ore source

- Managed as a satellite within the Cuiabá complex, and leveraging the efficient Queiroz plant
- Targeting 30% increase to 2025 baseline production with an additional 800ktpa producing between 50-60koz pa

Cuiabá mine productivity & underground LOM strategy
Scope: Materials handling optimisation; Deep-level infrastructure including ventilation, refrigeration and paste fill implementation

- Targeting 1.9 Mtpa combined ore (Cuiabá & Lamego)



Queiroz Plant
BELO HORIZONTE
QZ METALLURGICAL PLANT
(FINAL GOLD PRODUCTION)
Lamego Mine
NOVA LIMA
SABARÁ
AERIAL TRAMWAY
LM UNDER
CB GOLD CONCENTRATE PLANT
CB UNDERGROUND MINE
CdS Satellite
CAETÉ
Cuiabá Mine
SAT I UG Mine
SAT CONCENTRATE PLANT
SAT I Open Pit
SAT Plant
Barão de Cocais
N
W
E
S
0
1 km
3 km

GEITA | SCALING PRODUCTION TO TARGET 600 KOZ PA

TARGETING RESERVE GROWTH TO EXTEND MINE LIFE AND SUPPORT LONG-TERM PRODUCTION GROWTH

Target production growth: c.100koz per annum
[2025 production: 492koz]

Estimated Capex: $480m - $580m

Key Growth Projects:

Paste fill plant at Nyankanga underground
(FS / Target commissioning Q1 2028)
Scope: Fast-track paste backfill to unlock higher-grade blocks in Nyankanga Underground

Additional processing capacity (+3 Mtpa)
(Commencing FS / Target commissioning end 2029 / early 2030)
Scope: New processing line to treat additional open pit material and growing low-grade stockpiles with aim to increase production and Mineral Reserve

Brownfields exploration & Mineral Reserve growth
Scope: Expanded drilling program targeting ~5 Moz Mineral Reserve by 2028 via Nyamulilima Stage 5, and open pit and underground potential across the lease




SW
Cut 3 Design
Stage 4 Design
Stage 5 Pit Shell
Drilling Program in progress
Open at depth
Nyamulilima Open Pit

UNLOCKING ADDITIONAL FULL GRADE ORE TO GROW PRODUCTION THROUGH IMPROVED FEED GRADE

Target production growth: c.100koz per annum
[2025 production: 289koz]

Estimated Capex: $70m



Key Growth Projects:

Block 3 open pit development
(Implementation / Target first gold in 2027)
Scope: Finalize haul road and infrastructure construction to initiate open pit mining and ore haulage to the processing plant

- Block 3 is estimated to add c.40-50koz pa over the next five years
- Block 3 ore at c.1.22 g/t is planned to displace c.0.55 g/t in the mill

Block 1 satellite pit *(Target first gold H1 2028)*
Scope: Secure land packages, complete site preparation to ramp up mining from the satellite deposit in Block 1

- Ore at an average grade of 1.64 g/t is planned to displace low grade ore at 0.55 g/t

OBUASI | UNLOCKING WORLD-CLASS POTENTIAL

ESTABLISHING FULL UNDERGROUND SCALE WHILE UNLOCKING ADDITIONAL ORE SOURCES

Target production growth: c.130koz per annum
[2025 production: 266koz]

Key Growth Projects :

Hybrid mining ramp up *(Implementation)*

- Continue to target 400koz pa through infrastructure improvements, mine plan optimisation and productivity enhancements
- Underground workshop commissioned to decongest decline, improve equipment utilisation

Block 11 grade optimisation *(Optimisation study / Target H2 2029)*

- Optimise development and mining sequence to leverage Block 11 grade (50% higher than average)
- Decline planned to reach Block 11 mid-2027; KMS shaft access targets first ore by H2 2029

Alternative Ore Sources to Improve Flexibility:

- **Open Pit Sources** *(Concept / Target H1 2028)*

Evaluating starter pits to feed available milling capacity

- **Establish Cote d'Or Mining Area** (Concept / Target 2029)

Evaluating Cote d'Or mining area, safe access to additional mining areas



SNVS
BLACKIES
JOVS
KRS SHAFT
GCS SHAFT
ODD PORTAL
KMS SHAFT
KMVS 2
CVS
COTE D'OR PORTAL
ADANSI SHAFT
Sansu
Block 08
Block 10
Block 01
Block 02
Block 11
Cote d'Or
Legend
Sublevel Open Stoping
Sublevel Open Stoping Top-Down Mining
Conventional Underhand Drift & Fill
Modified Underhand Drift & Fill

CONCLUSION | PREMIUM POSITION WITH SIGNIFICANT EMBEDDED UPSIDE

MAINTAINING SECTOR-LEADING CASH RETURNS WHILE UNLOCKING HIGH-MARGIN ORGANIC GROWTH

PREDICTABLE DELIVERY

2026 Guidance Intact
Reaffirmed across all metrics

Resilient Operations
Geographic diversification serves as a structural hedge, protecting broader portfolio performance

Anticipated Stronger Q4
Accessing higher-grade stopes to drive volume, improve unit costs

+ ROBUST BALANCE SHEET

Expanding Net Cash*
Reached **$1.3bn** in Q3 2026

Deep Liquidity
$4.5bn available buffer

Self-Funded Capex
Self-funding reinvestments and growth across the portfolio from operational cash flows

+ COMPELLING GROWTH

Anticipated Organic Engine Growth from brownfield expansions by 2029

Projected High Returns
Low risk projects delivering a projected **~30% baseline IRR at conservative gold prices**

Tier-1 Nevada
Arthur Gold Project and North Bullfrog advancing to secure long-life US production

+ CAPITAL RETURNS

Dividends
Returning **50% of Free Cash Flow*** directly to shareholders

$1.3bn (259 cps) in YTD 2026 dividends declared

Capital Flexibility
$2.0bn approved proposed share buyback program

Embedded Upside
Further rerating opportunity on delivery of organic growth catalysts



Sunrise Dam - Australia

Refer to appendices below and "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for Q3 2026 for definitions and reconciliations.

ANGLOGOLDASHANTI

www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

investors@aga.gold

APPENDIX A | ALL-IN SUSTAINING COSTS

FOR THE QUARTER ENDED 30 SEPTEMBER 2026

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other[2]	Non-managed joint ventures	Group Managed Ops	Group Total[3]
Cost of sales per segmental information	211	210	112	140	125	-	798	140	938	146	157	92	112	507	11	140	1,316	1,456
By-product revenue	(2)	(1)	1	(2)	(5)	-	(9)	(1)	(10)	(1)	(1)	-	(49)	(51)	-	(1)	(60)	(61)
Amortisation of tangible, intangible and right of use assets	(46)	(97)	(20)	(24)	(27)	(1)	(215)	(29)	(244)	(21)	(18)	(25)	(16)	(80)	-	(29)	(295)	(324)
Adjusted for decommsioning and inventory amortisation	-	-	-	1	(1)	-	-	-	-	-	-	-	2	2	-	-	2	2
Corporate administration and marketing expenditure	-	-	-	-	-	1	1	-	1	-	-	-	-	-	50	-	51	51
Lease payment sustaining	5	1	-	6	6	1	19	1	20	3	1	2	-	6	-	1	25	26
Sustaining exploration and study costs	3	-	-	-	1	-	4	-	4	-	4	1	2	7	-	-	11	11
Total sustaining capital expenditure	64	45	45	18	51	2	225	29	254	17	24	41	16	98	-	29	323	352
All-in Sustaining costs[4]	234	158	137	139	150	4	822	139	961	144	167	112	67	490	61	139	1,373	1,512
Gold sold - oz (000)	120	108	49	62	74	-	413	93	506	54	60	34	43	191	-	93	604	697
All-in sustaining cost per unit $/oz*[1]	1,952	1,465	2,770	2,257	2,008	-	1,989	1,497	1,899	2,667	2,790	3,324	1,562	2,574	-	1,497	2,273	2,170

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. "All-in sustaining costs per ounce" and "total cash costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs" and "all-in sustaining costs" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

FOR THE QUARTER ENDED 30 SEPTEMBER 2026

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana - Attr. 70%	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali - Attr. 45%	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Corporate and other[2]	Non-managed joint ventures	Group Managed operations	Group Total[3]
Cost of sales per segmental information	211	210	112	140	125	-	798	140	938	146	157	92	112	507	11	140	1,316	1,456
By-product revenue	(2)	(1)	1	(2)	(5)	-	(9)	(1)	(10)	(1)	(1)	-	(49)	(51)	-	(1)	(60)	(61)
Inventory change	1	2	4	1	(1)	-	7	(5)	2	2	(3)	2	-	1	-	(5)	8	3
Amortisation of tangible assets	(37)	(96)	(20)	(19)	(22)	(1)	(195)	(29)	(224)	(19)	(17)	(23)	(16)	(75)	-	(29)	(270)	(299)
Amortisation of right of use assets	(9)	(1)	-	(5)	(5)	-	(20)	-	(20)	(2)	(1)	(2)	-	(5)	-	-	(25)	(25)
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	(1)	2	(1)	1	1	(1)	1	(2)	(1)	2	(2)	2	(4)	(2)	(1)	(2)	(2)	(4)
Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)	(1)
Total cash costs[4]	162	116	96	116	93	(1)	582	102	684	128	133	72	42	375	9	102	966	1,068
Gold produced - oz (000)	120	107	51	62	74	-	414	91	505	55	58	34	44	191	-	91	605	696
Total cash costs per ounce - $/oz [1]	1,349	1,081	1,881	1,854	1,265	-	1,406	1,117	1,354	2,317	2,302	2,093	974	1,965	-	1,117	1,597	1,534
Average gold price received per ounce - $/oz									4,239					4,237				
Total cash cost margin									68%					54%				

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other include, non-gold producing managed operations and comprises of Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted joint ventures
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

APPENDIX C | TOTAL CASH COSTS

US Dollar million, except as otherwise noted	Nine months ended Sep 2026 Unaudited	Nine months ended Sep 2025 Unaudited	Nine months ended Sep 2024 Unaudited
Cost of sales	4,400	3,933	2,961
- By-product revenue	(215)	(120)	(87)
- Inventory change	(5)	(11)	(41)
- Amortisation of tangible assets	(900)	(870)	(515)
- Amortisation of right of use assets	(69)	(74)	(64)
- Amortisation of intangible assets	(1)	-	(1)
- Rehabilitation and other non-cash costs	(33)	(50)	(30)
- Retrenchment costs	(2)	(2)	(2)
Total cash costs	3,175	2,806	2,222
Gold produced – oz (000)	2,164	2,292	1,911
Total cash costs per ounce - $/oz	1,467	1,224	1,163

Rounding of figures may result in computational discrepancies.

FREE CASH FLOW

US Dollar million, except as otherwise noted	Nine months ended Sep 2025 Unaudited	Nine months ended Sep 2024 Unaudited
Net cash flow from operating activities [(1)]	3,162	1,278
Repayment of loans advanced to joint ventures	77	139
Distributions to non-controlling interests	(386)	(7)
Operating cash flow	2,853	1,410
Capital expenditure on tangible and intangible assets	(995)	(757)
Free cash flow	1,858	653

[(1)] *Includes working capital movements as per table below.*

(Increase) decrease in inventories	(35)	(23)
(Increase) decrease in trade receivables	(181)	(121)
(Decrease) increase in trade payables	14	13
Movement in working capital	(202)	(131)

Rounding of figures may result in computational discrepancies.